P.E. 1/31/02



02014522


RECEIVED
FEB 12 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K for the month of January 2002

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Press releases for January 2002 :



DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

January 11, 2002

The Executive Director / Secretary

Hyderabad Stock Exchange
Mumbai Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
Ahmedabad Stock Exchange
National Stock Exchange
New York Stock Exchange

Dear Sir,

"Press Release"

Please find enclosed Press Release on "Dr. Reddy's to sponsor research on Type II diabetes".

Kindly arrange to disseminate and display the same on your Notice Board for the purpose of information.

Thanking you,

Yours faithfully,
For Dr. Reddy's Laboratories Ltd.

Girish Tekchandani
Asst. Company Secretary

Encl : as above

Press Release

DR. REDDY'S

Dr. Reddy's to sponsor research on Type-II diabetes

Hyderabad, India, January 11, 2002: Dr. Reddy's Laboratories is sponsoring a five-year collaborative research study between the Madras Diabetes Research Foundation (MDRF) of Chennai and the Indian Institute of Science, (IISc) Bangalore on the genetics of diabetes and insulin resistance.

The study is significant as India is estimated to have 19.5 million diabetics - the largest number for any country in the world. Diabetes is of two types - Type I, where the body produces insufficient insulin and Type II, where insulin is produced, but the body is resistant to it. Type II diabetes is far more prevalent and accounts for more than 90% of diabetic cases worldwide.

The research study will investigate the sequence polymorphism of several susceptibility genes in families known to have a predisposition to Type II diabetes. Expression profiling of insulin responsive tissues will also be undertaken. This will throw light on the cause and etiology of Type II diabetes.

Earlier studies had suggested that there could be a genetic susceptibility in the Indian population to Type II diabetes. In a pioneering study, Dr V Mohan, Director of MDRF had established that Indians were more insulin resistant than European populations.

MDRF has recently undertaken a large epidemiological study called as the Chennai Urban Population Study (CUPS) where several thousand diabetic and non-diabetic subjects are being studied. This will provide a unique database for this research. IISc has built up infrastructure and expertise including micro array techniques for genetic scanning.

Dr Mohan will be the project leader for MDRF in the study and Prof M R S Rao, Astra Professor and Chairman, Department of Biochemistry, will be the project leader for IISc.

Dr. Reddy's is at the forefront of diabetes research. The Company has licensed two molecules to Novo Nordisk and one of these is already in Phase III clinical trials. A third molecule has been licensed to Novartis and there are several more molecules in various stages of development.

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

Contact Information:

Investors and Financial Analysts: Artie Rokkam at artie@drreddys.com / Nikhil Shah at nikhilshah@drreddys.com or at +91-40-6511532/3736338

Media: R Rammohan at rammohanr@drreddys.com or at +91-40-6511620

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

DR. REDDY'S

January 21, 2002

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange

Sub : Introduction of VRS Scheme

Dear Sir,

The Company is introducing Voluntary Retirement Scheme (VRS) in the organization for all permanent workmen who have completed 40 years of age or 10 years of service. The scheme will be in operation from January 21, 2002 to January 31, 2002.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.



Santosh Kumar Nair
Company Secretary

January 25, 2002

The Executive Director/ Secretary

Hyderabad Stock Exchange
Mumbai Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
Ahmedabad Stock Exchange
National Stock Exchange and
New York Stock Exchange

Dear Sir,

"Press Note"

Please find enclosed Press Note on "Dr. Reddy's to release Qtr 3 results Jan 29, 2002; Earning call slated for Jan 29, 8:30 PM IST/10:00 AM EST".

Kindly arrange to disseminate and display the same on your Notice Board for the purpose of information.

Thanking you,

Yours faithfully,
For Dr. Reddy's Laboratories Ltd.



Girish Tekchandani
Asst. Company Secretary

Encl: As above

Dr. Reddy's to release Qtr 3 results Jan 29, 2002; Earnings call slated for Jan 29, 8:30 PM IST/10:00 AM EST

Hyderabad, India, January 25, 2002: Dr. Reddy's Laboratories (NYSE: RDY) will announce results for its third quarter ended December 31, 2001 on Tuesday, January 29, 2002 after the close of the Indian financial markets. The results will be available on the Company's website www.drreddys.com

Summary of Events

Event	Date and Time (IST)	Medium
Release of financial results	Jan 29, After close of financial markets	Email, Media, Company website, Businesswire
Conference Call	Jan 29, 8:30 PM IST / 10:00 AM EST	Hosted by the Company (Details below)
Webcast of Conference Call	Jan 29, 8:30 PM IST / 10:00 AM EST through Apr 28	URL available on Company's website, www.drreddys.com
Transcripts of the conference call	Within 72 hours of the Call	URL available on Company's website, www.drreddys.com

Earnings Call

Following the release, the management of the Company will host an earnings call to discuss the Company's financial performance.

Date	Timing	Dial-in number
Jan 29	India – 8:30 PM US EST – 10:00 AM	Participants from India 080.933.5414 080.228.8180 Participants outside India * From Hong Kong, Japan, US, UK - 65.668 1060 From Singapore (Toll Free) - 65.668.1060 Standby number for international participants – 91.80.238 8910 91.80.228 8180

* PIN number for international participants – 333180

No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited to 90 participants, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.

Audio Webcast

The audio webcast of the conference call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can only listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the conference call, through Apr 28, 2002.

Transcripts

The transcripts of the conference call/webcast will also be available on the Company's website within 72 hours of the Conference Call.

About Dr Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management. Website: http://www.drreddys.com

Contact

For further information please contact: Artie Rokkam (artie@drreddys.com) / Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-3736338 / +91-40-6511532 at Investor Relations, Dr. Reddy's Laboratories, Hyderabad, India.

Safe Harbor

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

... Reddy's Laboratories Ltd.

January 29, 2002

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub : Unaudited Results of the Company for the Quarter ended December 31, 2001.

Dear Sir,

Please find enclosed unaudited consolidated financial results of the company for the three months ended December 31, 2001 under US GAAP.

Kindly take the above information on record and display the same on your notice Board for the information.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.



Santosh Kumar Nair
Company Secretary

USGAAP - Statement of Income

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	(Audited)	(Un-audited)		
	Year ended	Three months ended December 31,		
	March 31, 2001	2000	2001	2001
Revenues:				
Product sales, net of allowances for sales returns (includes excise duties of Rs.733,841 for the year ended March 31, 2001 and Rs.139,972 and Rs.188,822 for the three months ended December 31, 2000 and 2001 respectively)	Rs.10,974,809	Rs. 2,563,638	Rs. 4,451,074	US$ 92,212
License fees	-	-	124,757	2,585
	10,974,809	2,563,638	4,575,831	94,797
Cost of revenues	5,735,847	1,461,393	1,816,052	37,623
Gross profit	5,238,962	1,102,245	2,759,779	57,174
Operating expenses:				
Selling, general and administrative expenses	2,818,870	663,726	984,686	20,400
Research and development expenses	508,837	109,179	235,763	4,884
Amortisation expenses	482,334	117,264	109,379	2,266
Foreign exchange (gain)/loss	(62,105)	(18,255)	(59,673)	(1,236)
Total operating expenses	3,747,936	871,914	1,270,155	26,314
Operating income	1,491,026	230,331	1,489,624	30,860
Equity in loss of affiliates	(31,520)	(5,643)	(37,133)	(769)
Other (expenses)/income, net	(387,005)	(70,412)	42,405	878
Income/(loss) before income taxes and minority interest	1,072,501	154,276	1,494,896	30,969
Income tax (expense)/benefit	(321,396)	(42,224)	(182,529)	(3,781)
Minority interest	(9,155)	(2,993)	331	7
Net income	Rs.741,950	Rs. 109,059	Rs. 1,312,698	US$ 27,195
Basic and diluted net income per equity share	11.74	1.73	17.16	0.36
Weighted average number of equity shares used in computing basic and diluted net income per equity share	63,177,560	63,177,560	76,485,136	76,485,136

See accompanying notes to the consolidated financial statements.

BALANCE SHEET
(in thousands, except share data)

	(Audited)	(Un-audited)	
	As of March 31,	As of December 31,	
	2001	2001	2001
ASSETS			
Current assets:			
Cash and cash equivalents	Rs.478,979	Rs. 4,037,805	US$ 83,650
Restricted cash	18,670	44,931	931
Accounts receivable, net of allowances	2,379,703	3,921,512	81,241
Inventories	1,919,354	2,641,272	54,719
Deferred income taxes	158,931	168,253	3,486
Due from related parties	23,338	8,587	178
Other current assets	328,796	533,015	11,042
Total current assets	5,307,771	11,355,375	235,247
Property, plant and equipment, net	3,243,706	3,566,868	73,894
Due from related parties	34,523	60,459	1,253
Intangible assets	2,889,373	2,644,746	54,791
Investment securities	21,337	20,000	414
Investment in affiliates	284,970	277,016	5,739
Other assets	101,205	103,712	2,149
Total assets	Rs.11,882,885	Rs. 18,028,176	US$ 373,486
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Borrowings from banks	Rs.2,569,095	Rs. 150,280	US$ 3,113
Current portion of long-term debt	379,515	2,960	61
Current portion of capital lease obligations	109	-	-
Trade accounts payable	684,364	1,060,267	21,965
Due to related parties	1,083	1,067	22
Taxes payable	163,120	179,121	3,711
Accrued expenses	383,432	566,330	11,733
Other current liabilities	331,683	336,966	6,981
Total current liabilities	4,512,401	2,296,991	47,586
Long-term debt, excluding current portion	1,003,378	45,299	938
Deferred revenue	69,813	288,382	5,974
Deferred income taxes	864,857	762,514	15,797
Other liabilities	175,970	155,742	3,226
Total liabilities	6,626,419	3,548,928	73,522
Minority interest	16,002	-	-
Stockholders' equity:			
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 63,177,560 and 76,515,948 shares as on March 31, 2001 and December 31, 2001 respectively	315,889	382,580	7,926
Additional paid-in capital	4,296,154	10,146,975	210,213
Retained earnings	627,137	3,947,316	81,776
Equity shares held by a controlled trust: 41,400 shares	(4,882)	(4,882)	(101)
Accumulated other comprehensive income	6,166	7,259	150
Total stockholders' equity	5,240,464	14,479,248	299,964
Total liabilities and stockholders' equity	Rs.11,882,885	Rs. 18,028,176	US$ 373,486

CASH FLOW STATEMENT
(in thousands, except share data)

	(Un-audited)		
	Three months ended December 31,		
	2000	2001	20[illegible]
Cash flows from operating activities:			
Net income/(loss)	Rs 109,059	Rs. 1,312,698	US $ 27,195
Adjustments to reconcile net income/(loss) to net cash from operating activities:			
Deferred tax expense/(benefit)	(27,141)	75,238	1,559
Depreciation and amortization	228,591	226,209	4,686
Loss/(gain) on sale of property, plant and equipment	55	422	9
Provision for doubtful accounts receivable	17,889	16,189	335
Allowance for sales returns	6,606	27,534	570
Inventory write-downs.	1,738	10,980	227
Deferred revenue	-	(16,982)	(352)
Equity in loss of affiliates.	5,643	37,133	769
Exchange (gain)/loss on remeasurement	30,536	(8,087)	(168)
Minority interest	2,993	(331)	(7)
Changes in operating assets and liabilities:			
Accounts receivable, net of allowances	(113,815)	524,972	10,876
Inventories	(153,649)	(147,767)	(3,061)
Other assets	61,080	(213,417)	(4,421)
Due to / from related parties	(677,680)	(8,972)	(186)
Trade accounts payable	767,840	69,357	1,437
Accrued expenses	12,837	127,400	2,639
Taxes payable	10,958	(75,153)	(1,557)
Other liabilities	(78,344)	(138,636)	(2,872)
Net cash provided by/(used in) operating activities	205,198	1,81[illegible],787	37,679
Cash flows from investing activities:			
Restricted cash	2,661	(29,691)	(615)
Expenditure on property, plant and equipment	(214,126)	(273,293)	(5,662)
Proceeds from sale of property, plant and equipment	6,711	702	15
Purchase of investment securities	(118,123)	(20,567)	(426)
Net cash used in investing activities	(322,877)	(32[illegible],549)	(6,688)
Cash flows from financing activities:			
Proceeds from/(repayments of) borrowing from banks, net	176,130	[illegible]28,048)	(2,653)
Proceeds from issuance of long-term debt	23,660	2,412	50
Repayment of long-term debt	(94,263)	[illegible]	(827)
Principal payments under capital lease obligations	(9)	-	-
Dividends	(16,178)	(421,313)	(8,728)
Net cash provided by financing activities	89,340	(586,891)	(12,159)
Effect of exchange rate changes on cash	(17,528)	32,604	675
Net increase in cash and cash equivalents during the year	(45,867)	941,651	19,508
Cash and cash equivalents at the beginning of the year	586,253	3,096,154	64,142
Cash and cash equivalents at the end of the year	Rs.540,386	Rs. 4,037,805	US$ 83,650
Supplemental disclosures:			
Cash paid for:			
Interest (net of interest capitalized)	Rs. 85,114	Rs. 3,663	US$ 76
Income taxes	54,800	175,000	3,625
Supplemental schedule of non-cash investing activities:			
Property, plant and equipment purchased on credit during the year	6,253	16,949	351
Non cash investing and financial activities:			
Acquisition of minority interest:			
Fair value of assets acquired in acquisitions	-	14,373	298
Fair value of intangibles acquired	-	114,071	2,363
Fair value of liabilities assumed in acquisitions	-	55,627	1,152
Increase in stock holders' equity	-	72,817	1,509

PROFIT RECONCILIATION OF INDIAN – US GAAP FOR Q3 FY02

	Rs. million
Net Income as per Indian GAAP	1615.31
Deferred Revenue Expenditure charged off as per Indian GAAP	-
Net Income as per Indian GAAP excluding extraordinary item charge off	1615.31
Differences:	
R&D Expenses	2.35
Depreciation & Amortization	89.12
Income Tax	31.01
Sales Recognition	307.07
Consolidation of Subsidiaries	(133.17)
Equity in loss of affiliates /JVs	37.13
Others	(30.90)
Total Differences	302.61
Net Income as per US GAAP	1312.70

January 29, 2002

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub : Unaudited Results of the Company for the Quarter ended December 31, 2001.

Dear Sir,

The Board of Directors of the Company have considered and taken on record the unaudited financial results of the Company for the Quarter ended December 31, 2001.

We are enclosing herewith the following :

1. A copy of the quarterly financial results pursuant to clause 41 of the listing agreement.
2. Press release on "Dr. Reddy's Q3 revenues up 70% to Rs.4.0 billion; Net Profit at Rs.1.6 billion."

The board has appointed Mr. Krishna G. Palepu as addional director on the board of the company in the said meeting.

Kindly take the above information on record and display the same on your notice Board for the information.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.



Santosh Kumar Nair
Company Secretary

Press Release

DR.REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Dr. Reddy's Q3 revenues up 70% to Rs.4.0 billion; Net Profit at Rs.1.6 billion

NYSE:RDY	BSE:500124	NSE:DRREDDY	Bloomberg: DRRD@IN	Reuters: REDY. BO

Hyderabad, India, January 29, 2002: Dr. Reddy's Laboratories announced its financial results for the third quarter of FY 02. Given below are the key highlights.

Notes

1. *The financials of American Remedies Ltd. for Q3 FY01 have been consolidated for the purpose of comparison and analysis only.*
2. *All the comparisons and analysis are for the Indian GAAP financials for Q3 FY02 over Q3 FY01.*
3. *Detailed analysis of the financials is available on the Company's website at* www.drreddys.com.
4. *US GAAP financials of Q3 FY02 is available on the Company's website at* www.drreddys.com.

Key highlights

- Sales increased by 70% to Rs.4006 million from Rs.2350 million in the corresponding period of fiscal 2001. This has been driven primarily by the sales of Fluoxetine and international sales of branded formulations.
- Total income from operations for the quarter at Rs.4119 million. This includes:
  - Net sales of Rs.4006 million
  - Milestone payment of Rs.108 million from Novo Nordisk
  - Contract research service fees of Rs.5 million
- Net Profit grew to Rs.1615 million from Rs.344 million in the corresponding period of last fiscal.
- International sales in the quarter grew to Rs.2506 million from Rs.1110 million, contributing more than 60% of the total turnover.
- Earnings before Interest, Tax, Depreciation & Amortization (EBITDA) increased to Rs.1725 million from Rs.583 million in the corresponding period of fiscal 2001. EBITDA margin at 43% of total sales.
- Earnings per share (EPS) for the quarter at Rs.21.29.
- The R&D spend for the third quarter is at Rs.284 million, 7% of total turnover.

Generics highlights

- Revenues in this segment are at Rs.1136 million.
- Fluoxetine sales at Rs.993 million (US $21 million) contributed 87% to the total generics turnover.

- The 180-day marketing exclusivity period for Fluoxetine 40mg capsules expires on January 29, 2002.
- Sales, excluding Fluoxetine, were at Rs.143 million compared to Rs.57 million in the corresponding period last year.
- A total of 10 Abbreviated New Drug Applications (ANDAs) are pending approval with the United States Food and Drug Administration (USFDA), including 5 ANDAs filed in the current quarter, addressing annual brand sales of $ 6.5 billion.
- FDA notification on loss of eligibility for 180-day marketing exclusivity for Omeprazole 40 mg capsules.

Branded Formulations highlights

- Revenues in this segment grew 31% to Rs.1483 million from Rs.1135 million in the corresponding period of fiscal 2001.

Branded Formulations – India

- Sales at Rs.955 million recorded a growth of 14%. Industry growth rate at 9.7 % (ORG MAT Dec '01).
- Growth driven by the performance of the top brands like Nise (Nimesulide), Omez (Omeprazole) & Stamlo Beta (Amlodipine+Atenolol) and new products launched during the current fiscal.
- New Products launched in the current fiscal contributed 7% to the total turnover.
- The Company launched 5 products during the quarter – Exifine (Terbinafine HCl), Flustan (Flucanazole), Gaity (Gatifloxacin), Trospa (Drotavarine) and Hyalosyn (Sodium Hyaluronate).
- Cardiovasculars (24%), pain management (20%) and gastrointestinals (18%) continue to dominate the business portfolio and together contribute 62% of the turnover. The top 10 brands contribute 53% to the total sales.
- The degrowth in Ciprolet was offset by Gaity (Gatifloxacin) and Clamp (re-launched as Clavulonic Acid + Amoxicillin) that were launched in the second quarter. These two products contributed 20% to the Anti-infectives (AI) turnover this quarter which enabled an 18% growth in the AI segment.
- As per ORG Dec'01, the Company is ranked 7th in the Indian formulations market with market share of 2.6%.
- Company ranked 5th as per CMARC prescription audit (July-October '01).
- Six dental brands were acquired from Group Pharmaceuticals with approximate annual sales of Rs.160 million. This marks the Company's entry into the Rs.907 million Indian stomatological market which has an annual growth rate of 20%.

Branded Formulations - International

- Sales at Rs.528 million grew by 77%.
- Sales to Russia grew by 165% to Rs.337 million driving the growth for the entire international business.

Active Pharmaceutical Ingredients

- Sales in this segment increased by 18% to Rs.1275 million.
- Sales in India at Rs.468 million recorded a growth of 44% driven by improved sales of Sparfloxacin and new products viz. Clopidogrel, Raloxifene and Gatifloxacin (launched in the current fiscal).
- Sales outside India increased by 7% to Rs. 807 million.

- Regulated markets (US & Europe) contributed 25% to the total turnover.
- The Company filed 4 Drug Master Files (DMFs) during the quarter taking the total to 27.
- The top 10 products including Ciprofloxacin, Sparfloxacin, Nizatidine contributed 63% to the total turnover with Year on Year (YoY) growth of 39%.

Emerging Businesses

- Sales of critical care products remained flat at Rs.49 million. The division witnessed severe pricing pressure but healthy volume growth.
- Two products launched during the quarter – Mitotax (Room temperature stable) and Docetere 120 mg.

Drug Discovery

- Received Rs.108 million as milestone payment from Novo Nordisk on DRF 2725 entering Phase-III clinical trials.

Investments

- During the second quarter, the company made investments of Rs.98 million which include:
  - Rs.77 million in Aurigene Discovery Technologies, the Company's new venture in discovery services, and
  - Rs.21 million in Pathnet India Pvt. Ltd, the joint venture with Gribbles Pathology of Australia.

General information

The following matters were considered and adopted by the Board of Directors of Dr. Reddy's Laboratories today:

- Unaudited financial results for the quarter ended December 31, 2001 as required under Clause 41 of the listing agreement

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

Contact Information

Media: Contact R Rammohan at rammohanr@drreddys.com or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511620 at Corporate Communications, Dr. Reddy's Laboratories, Hyderabad, India.

Investors and Financial Analysts: Contact Artie Rokkam at artie@drreddys.com / Nikhil Shah at nikhilshah@drreddys.com or on +91-40-3736338 at Investor Relations, Dr. Reddy's Laboratories, Hyderabad, India.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

--oOo---

Dr. Reddy's Laboratories Ltd.

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2001

Rupees in million except EPS data

Sl No.	PARTICULARS	Quarter ended		Nine months ended		Year ended
		31.12.2001 (Unaudited)	31.12.2000 (Unaudited)	31.12.2001 (Unaudited)	31.12.2000 (Unaudited)	31.03.2001 (Audited)
1	Net Sales / Income from Operations (including Excise Duty)	4,119.11	2,143.82	11,900.61	6,272.64	9,841.06
2	Other Income	86.46	84.20	376.10	222.64	174.94
3	Total Income (1 + 2)	4,205.57	2,228.02	12,276.71	6,495.28	10,016.00
4	Total Expenditure	2,480.13	1,687.33	7,165.91	4,836.96	7,409.86
a	Material Consumed	1,087.49	862.48	3,511.48	2,492.70	3,493.19
b	(Increase)/Decrease in Stock	(66.82)	(100.81)	(432.09)	(215.78)	(284.91)
c	Excise Duty	175.16	195.41	581.26	498.88	713.54
d	Research & Development Charges	284.18	53.11	601.18	194.39	415.44
e	Salaries, Wages & Other Benefits	248.60	181.87	709.08	477.16	763.98
f	Administrative & Selling Expenses	553.24	364.93	1,639.84	1,019.50	1,644.99
g	Other Expenditure	198.28	130.34	555.16	370.11	663.63
5	Profit Before Interest, Depreciation, Amortisation, Tax and Exceptional items (3 - 4)	1,725.44	540.69	5,110.80	1,658.32	2,606.14
6	Interest	4.27	76.23	68.48	283.30	402.76
7	Profit After Interest but Before Depreciation, Amortisation, Tax and Exceptional items (5 - 6)	1,721.17	464.46	5,042.32	1,375.02	2,203.38
8	Depreciation & Amortisation of Brand Acquisition Cost	124.97	102.45	359.00	296.55	447.90
9	Provision for Taxation	89.07	42.62	324.65	130.00	310.81
10	Deferred Tax Expense/(Benefit)	(108.17)	-	(309.24)	-	-
11	Net Profit before Exceptional items (7 - 8 - 9 - 10)	1,615.30	319.39	4,667.91	948.47	1,444.67
12	Exceptional items:					
	Deferred revenue expenditure written-off (Note 7)	-	-	931.35	-	-
	Provision for decline in value of Long Term Investments	-	-	151.87	-	-
13	Net Profit for the period (11 - 12)	1,615.30	319.39	3,584.69	948.47	1,444.67
14	Paid - up Equity Share Capital	382.58	264.87	382.58	264.87	315.89
15	Reserves (Excluding Revaluation Reserve)	-	-	-	-	5,216.11
16	Aggregate of Non-Promoter share holding					
	-Number of Shares	56,628,148	18,571,895	56,628,148	18,571,895	21,643,434
	-Percentage of share holding	74.01	70.12	74.01	70.12	68.52
17	Basic and Diluted EPS for the period (in Rupees)					
	Before exceptional items-Per Rs.10/- share	42.57	12.06	123.03	35.81	45.73
	After exceptional items-Per Rs.10/- share	42.57	12.06	94.48	35.81	45.73
	Before exceptional items-Per Rs.5/- share	21.29	-	61.52	-	-
	After exceptional items-Per Rs.5/- share	21.29	-	47.24	-	-
		(Not Annualised)	(Not Annualised)	(Not Annualised)	(Not Annualised)	

Sales for the quarter and nine months ended December 31, 2001 includes sales of Rs.993 million and Rs.2,632 respectively of Fluoxetine 40mg (for which the 180 days marketing exclusivity granted by USFDA to the company expires on January 29, 2002).

Dr. Reddy's Laboratories Ltd.

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2001

Sl. No	PARTICULARS	Quarter ended		Nine months ended		Year ended
		31.12.2001 (Unaudited)	31.12.2000 (Unaudited)	31.12.2001 (Unaudited)	31.12.2000 (Unaudited)	31.03.2001 (Audited)
	Segment wise Revenue, Results and Capital Employed:					
1	**Segment Revenue :**					
	a) Active Pharmaceutical Ingredients and Intermediates	1,521.34	-	4,250.67	-	-
	b) Formulations	1,551.16	-	4,702.79	-	-
	c) Generics	1,153.78	-	3,309.12	-	-
	d) Diagnostics, Critical Care and Biotechnology	94.98	-	313.34	-	-
	e) Drug Discovery	108.06	-	343.61	-	-
	Total	4,429.32	-	12,919.53	-	-
	Less: Inter segment revenue	299.29	-	856.64	-	-
	Add : Other unallocable Income	75.54	-	213.82	-	-
	Total Income	4,205.57	-	12,276.71	-	-
2	**Segment Results * :**					
	(Profit)(+)/loss(-) before tax and interest from each segment					
	a) Active Pharmaceutical Ingredients and Intermediates	186.33	-	469.32	-	-
	b) Formulations	540.23	-	1,729.51	-	-
	c) Generics	948.90	-	2,737.67	-	-
	d) Diagnostics, Critical Care and Biotechnology	4.89	-	22.43	-	-
	e) Drug Discovery	44.21	-	279.76	-	-
	Total	1,724.56	-	5,238.69	-	-
	Less: (i) Interest	4.27	-	68.48	-	-
	(ii) Other un-allocable Expenditure net off un-allocable in	124.08	-	486.89	-	-
	(iii) Exceptional items	0.00	-	1,083.22	-	-
	Total Profit After Exceptional items but Before Tax	1,596.21	-	3,600.10	-	-
3	**Capital Employed:**					
	a) Active Pharmaceutical Ingredients and Intermediates	3,937.85	-	3,937.85	-	-
	b) Formulations	3,647.00	-	3,647.00	-	-
	c) Generics	3,614.80	-	3,614.80	-	-
	d) Diagnostics, Critical Care and Biotechnology	434.82	-	434.82	-	-
	e) Drug Discovery	47.85	-	47.85	-	-
	f) Others	2,536.73	-	2,536.73	-	-
	Total	14,219.05	-	14,219.05	-	-

* Does not include profit on inter segment revenue.

Notes:

1 The above results have been taken on record by the Board of Directors of the Company at its meeting held on January 29, 2002.

2 The above unaudited results are not comparable with that of the previous period as the current period results include the results of American Remedies Limited that is amalgamated with the company pursuant to the approval of the scheme of amalgamation by the Hon'ble High Courts of Andhra Pradesh and Madras.

3 Audited figures for the year ended March 31, 2001 include the results of American Remedies Limited.

4 The comparison of the current period figures with the previous period including that of the published results of American Remedies Limited that is amalgamated with the Company are summarised below for information:

Rupees in million

PARTICULARS	Quarter ended		Nine Months ended	
	31.12.2001 (Unaudited)	31.12.2000 (Unaudited)	31.12.2001 (Unaudited)	31.12.2000 (Unaudited)
Net Sales / Income from Operations (including Excise Duty)	4,119.11*	2,349.87	11900.61*	6,901.80
Net Profit for the period (after Income-tax adj. & Exceptional Ite	1,615.30	344.37	3,584.69	1,013.60

* Sales for the quarter and nine months ended December 31, 2001 was driven by sales of Rs.993 million and Rs.2,632 respectively of Fluoxetine 40mg.

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2001

5 In terms of the Accounting Standard (AS) 17- Segment Reporting issued by the Institute of Chartered Accountants of India (ICAI), the revenue, results and capital employed have been given business segment wise. Although certain assets and liabilities of the Company were used / contracted interchangeably, the Company has classified them to the segments to the extent that are identified and the balance of assets and liabilities were considered as others.

6 Income from operations for the quarter and nine months ended December 31, 2001 includes Rs.108.06 million and Rs. 343.61 million respectively towards income from licence fees. (Quarter and nine months ended December 31, 2000 : Rs. Nil)

7 The Company has changed the accounting policy on treatment of expenditure incurred on research, product development, market development etc (collectively considered as deferred revenue expenditure) that was hitherto written off over the estimated period over which the benefit is expected to accrue to the year in which it is incurred. The management believes that the change would result in a more appropriate presentation of the results of the Company. Accordingly, a sum of Rs. 931.35 million being the un-amortised balance as at March 31, 2001 has been written off in the quarter and half year ended September 30, 2001.

8 Pursuant to the amalgamation of American Remedies Limited, the Company has allotted 56,694 Equity Shares of Rs.10/- each to the shareholders of American Remedies Limited in the ratio of 1:12 at the meeting of Board of Directors held on September 24, 2001 as per the scheme of amalgamation approved by the Hon'ble High Courts of Andhra Pradesh and Madras.

9 In April 2001, the Company issued 6,612,500 Equity Shares as underlying Equity Shares for the American Depository Shares. Share Premium (net of ADS Issue expenses) has increased by Rs.5,766.5 million due to the issue.

10 The Company's Equity Shares of Rs.10/- each were sub-divided into Equity Shares of Rs.5/- each on October 25, 2001 pursuant to a resolution passed by the shareholders at the 17th Annual General Meeting held on September 24, 2001.

11 In terms of the AS 22- Accounting for taxes on income issued by the ICAI, the Company has adjusted the deferred tax liability for the period up to March 31, 2001 amounting to Rs. 784.90 million with the opening general reserve.

12 In terms of the AS 13- Accounting for investments issued by the ICAI, the Company has provided for the permanent diminution in value of investments in a foreign joint venture and a subsidiary in the quarter and half year ended September 30, 2001.

13 Depreciation & Amortisation of Brand Acquisition cost for the quarter and the nine months ended December 31, 2001 includes the impact (additional depreciation) arising from the change in the estimated useful life of fixed assets of the Company (including that of American Remedies Limited that is amalgamated with the Company), affected at the year ended March 31, 2001 amounting to Rs.44.65 million and Rs.125.87 million, respectively.

14 The figures for the previous periods have been re-grouped, wherever necessary.

By order of the Board
For Dr. Reddy's Laboratories Limited



Satish Reddy
Managing Director & Chief Operating Officer

Place: Hyderabad
Date: January 29, 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

(Registrant)

Date: February 11, 2002

By: ______________________

(Signature)*

Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.